CONSENT OF AUTHOR

To:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Securities & Exchange Commission

I, Curtis Freeman, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “EXECUTIVE SUMMARY REPORT FOR THE UNION BAY PROJECT, KETCHIKAN MINING DISTRICT, ALASKA” and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Freegold Ventures Limited to be filed with regulatory agencies.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosures of Freegold Ventures Limited contains any misrepresentation of the information contained in the Technical Report.